Exhibit 99.5

Blake, Cassels & Graydon LLP Barristers & Solicitors Patent & Trade-mark Agents 199 Bay Street Suite 4000, Commerce Court West Toronto ON M5L 1A9 Canada Tel: 416-863-2400 Fax: 416-863-2653
November 25, 2015
Reference: 75681/28
VIA SEDAR
Ontario Securities Commission, as principal regulator
British Columbia Securities Commission
Alberta Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
The Manitoba Securities Commission
Autorité des marchés financiers (Québec)
Financial and Consumer Services Commission (New Brunswick)
Nova Scotia Securities Commission
Superintendent of Securities, Prince Edward Island
Superintendent of Securities, Newfoundland and Labrador

Re:	Algonquin Power & Utilities Corp.

Re:	Prospectus Supplement to Short Form Base Shelf Prospectus
Dear Sirs / Mesdames:
We refer to the prospectus supplement dated November 25, 2015 (the “Supplement”) to a short form base shelf prospectus of Algonquin Power & Utilities Corp. dated February 18, 2014, relating to an offering of common shares.
We hereby consent to the reference to our name on the face page and under the heading “Interests of Experts” and to our name and opinion under the heading “Eligibility for Investment” in the Supplement.
We confirm that we have read the Supplement and that we have no reason to believe that there are any misrepresentations (as defined in the Securities Act (Ontario)) in the information contained in the Supplement that are derived from our opinion referred to above or that are within our knowledge as a result of services we performed in connection with the preparation of such opinion.
Yours very truly,
“Blake, Cassels & Graydon LLP”

MONTRÉAL        OTTAWA        TORONTO         CALGARY        VANCOUVER
NEW YORK        CHICAGO        LONDON        BAHRAIN        AL-KHOBAR*         BEIJING        SHANGHAI*        blakes.com

*	Associated Office